NEWS RELEASE

Canarc Sells El Compas Mine Project to Endeavour Silver
for CAD$10.5 Million in Endeavour Shares

Vancouver, Canada – May 09, 2016 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) (“Canarc” or the “Company”) announces that it has signed a definitive agreement with Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) pursuant to which Canarc will sell to Endeavour 100% of the shares of Canarc’s wholly-owned subsidiary, Oro Silver Resources Ltd., which indirectly holds a 100% interest in the El Compas Gold-Silver Mine Project (“El Compas”) in Zacatecas, Mexico, in consideration for 2,147,239 free-trading common shares of Endeavour, with an aggregate deemed value of CAD$10.5 million (the “Sale Transaction”).

The Endeavour shares will be issued at a deemed price of CAD$4.89 per share, equal to the volume-weighted average trading price on the TSX for the 10 trading-day period immediately prior to May 6, 2016. As additional consideration, Endeavour will assume Canarc’s obligation to deliver an aggregate of 165 troy ounces of gold (or the US Dollar equivalent) to Marlin Gold Mining Ltd. (“Marlin”) in three equal payments of 55 troy ounces which are due in October 2016, 2017 and 2018. The foregoing gold delivery obligation was incurred by Canarc in connection with its acquisition of El Compas from Marlin.

Closing of the Sale Transaction will take place following receipt of all necessary regulatory approvals and other customary closing conditions, no later than June 30, 2016. The Sale Transaction was negotiated by Canarc management and approved by the independent directors of Canarc, with Chairman and director Bradford Cooke abstaining from any deal discussions and the Board meeting to review and approve the Sale Transaction, due to his status as a director and officer of Endeavour.

Rationale for Sale Transaction and Benefits to Canarc

•	Opportunity for Canarc to turn a C$2 million investment into C$10.5 million in less than one year, making this a highly profitable transaction for the company
•	Canarc’s enhanced treasury with no need to take on secured debt obligations, allows the company to continue actively seeking and pursue even more substantial growth M&A opportunities aimed to create additional value for our shareholders

•	Places Canarc in the strongest financial position that it has been in for many years
•	Provides Canarc with a generous profit while eliminating the risks associated with the development, financing and start-up of a new mining operation
•	Endeavour shares have significant upside potential that could further increase Canarc’s treasury

A conference call to discuss the Sale Transaction will be held on Monday, May 9, 2016 at 9:00 AM PST (noon EST). To participate in the conference call, please dial the following:

Vancouver Toll : +1-604-638-5345
Toronto Toll: +1-416-915-3227
Canada/USA Bilingual TF: 1-800-319-7310
Callers should dial in 5 – 10 min prior to the scheduled start time and simply ask to join the Canarc call. Conference Call Passcode When prompted, please enter: 35755

Mr. Catalin Chiloflischi, CEO of Canarc, stated: “This transaction is a very positive step forward for Canarc. By turning a $2 million investment into a $10.5 million sale in less than one year, Canarc will now have sufficient capital to pursue other larger and more advanced M&A opportunities with a goal to create even more value for our shareholders.”

“Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on acquiring an operating or pre-production stage gold mine in the Americas and exploring its gold properties in north and central BC.

For More Information - Please contact:

Canarc Resource Corp

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the completion of the Sale Transaction, the benefits of the Sale Transaction, the merits of the mineral properties of Canarc and Endeavour, the future performance of Canarc and Endeavour and their respective share prices, mineral resource estimates and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the Company's ability to complete the Sale Transaction, receipt of regulatory approvals, fulfillment of customary conditions precedent to the completion of the Sale Transaction, uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.